FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828



This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

On January 21, 2003, Precise Software Solutions Ltd. made the following presentation on a conference call with investors and analysts:


           Q4 2002 PRECISE SOFTWARE SOLUTIONS EARNINGS CONFERENCE CALL

                   EVENT DATE/TIME: JAN. 21. 2003 / 5:00PM ET

OPERATOR

Please stand by. We're about to begin. Good day and welcome everyone to the Precise Software Solutions fourth quarter and year-end 2002 earnings conference call. Today's call is being recorded and will be replayed today beginning at 8:00 p.m. Eastern time and will be available through Tuesday, February 4 at midnight Eastern. The rebroadcast number to dial in is 719-457-0820. And, you'll be asked for the confirmation code. That code is 637006. Again, the number for the call is 719-457-0820 with the confirmation code of 637006.

With us today is the Chief Executive Officer, Mr. Shimon Alon; and the Chief Financial Officer, Mr. Marc Venator; as well as the Chief Operating Officer, Mr. Benjamin Nye. At this time, for opening remarks and introductions, I'd like to turn the call over to Mr. Marc Venator. Please go ahead, sir.

MARC VENATOR, PRECISE - CFO

Thank you. Good afternoon, everyone, and welcome to our fourth quarter conference call. Today we will discuss certain matters that may include forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, and Section 21(e) of the Securities Exchange Act of 1934.

We use words like expect, anticipate, estimate, believe, may, will, should and similar expressions to indicate forward-looking statements. These forward-looking statements are based on our current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict and which could cause actual results to differ materially from the forward-looking statements. These risks include the risks identified in our Annual Report on Form 10-K and our other filings made from time to time with the SEC.

In connection with Precise's proposed merger with VERITAS Software Corporation, VERITAS Software will file a registration statement on Form S4, including a prospectus/proxy statement with the Securities and Exchange Commission. Investors and securities holders are urged to read the proxy statement prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and securities holders may obtain a free copy of the prospectus/proxy statement when it is available and other documents filed by -- with the Securities and Exchange Commission at the Securities and Exchange Commission's website at www.sec.gov.

The prospectus/proxy statement and these other documents may also be obtained for free from VERITAS Software and Precise. Precise, its directors and executive officers may be deemed to be participants in a solicitation of proxies from Precise shareholders in favor of the proposed merger. A description of any interests that the directors and executive officers of Precise in the proposed merger will be available in the prospectus/proxy statement.

Now, I would like to turn the call over to Shimon.

SHIMON ALON, PRECISE - CEO

Thank you, Marc. These are great times for Precise. I am pleased to report that our fourth quarter and full-year 2002 results continue our track record of consecutive top and bottom line growth. Thanks to our continued strong performance, for the fourth quarter, we are pleased to report our 21st consecutive quarter of revenue growth at a record of $21.3 million. And, importantly, we generated $14.5 million in license revenue, up an impressive 16 percent sequentially from Q3.

We also achieved a record pro forma operating income of $1.3 million and our 12 consecutive quarter of bottom line improvement. Precise grew revenue in 2002 by 37 percent year-over-year to a record of $76 million. Also, during the fourth quarter we announced a definitive merger agreement with VERITAS for a value of $537 million. The merger is subject to various closing conditions. We are very much on track to close the transaction in the second quarter as planned. I will discuss this transaction more later, but first Marc and I would like to share with you the more and provide you more highlights on the exciting quarter and exciting year.

The strong leadership position of Precise in application performance management was enhanced by the introduction of i3 version six, which received a great market acceptance and continues to drive the company toward more strategic solutions. Customers today, more than ever before, require performance improvement of their business critical systems. Evidence of the strong strategic value of the i3 solution is clear with the record of 42 deals over $100,000 in Q4, compared with the previous record of 30 such deals just one quarter ago.

We also continue to enjoy the leadership position in the JAVA application performance management, and a strong revenue growth from this market, with a record number of deals and revenue from the large enterprise customers such as GE, CitiGroup, Ciena, France Telecom, T-Mobile, Cingular, among many others.

During the quarter we continued to see the importance of maximizing the return on investment of our customers and knowing the total cost of ownership by correlating symptom to root cause. We provide this value to our ability to collect granular information from every tier of the IT infrastructure in real time using real data of real users, both in development and production environments. Utilizing this unique technology concept enabled our storage resource management line of products to achieve record results as well.

We have a great market evidenced by our results, and more importantly, great people who are providing the solutions to this market. Our direct sales force grew annual revenues 72 percent year-over-year, more than compensating for the decline in OEM channels. This was driven by increased productivity of our sales force, by increasing our average sales price, and by savvy investment in recruiting very talent people in key geographies.

Clearly, this was the year of the worldwide direct sales force. None of these results could have been achieved without our strong customer satisfaction and customer loyalty. Once again, the company had record repeat sales of 60 percent for the year, making 2002 the sixth consecutive year of increasing repeat sales. While we recorded strong repeat sales, we are very proud of adding a record number of nearly 1,600 new customers during the year to our large family of satisfied customers. These customers we expect will continue to invest in our existing and future leading technologies.

Let me now turn to the call back to our remarkable CFO Marc Venator, who will take you through the Q4 and 2002 financial results. Marc?

MARC VENATOR, PRECISE - CFO

Well, thank you for that introduction, Shimon. Fourth quarter revenues totaled a record 21.3 million, up 25 percent year-over-year and 10 percent sequentially, making it our 21st consecutive quarter of revenue growth. In addition we recorded our 12th consecutive quarter of improving operating results as pro forma operating income totaled $1.3 million. This represents a 24 percent increase over the $1.1 million we posted last quarter and more than double the $538,000 from the fourth quarter of last year. The business mix this quarter reflected license revenues at 68 percent of total revenue and services at 32 percent. Importantly, as Shimon mentioned, license revenues were up a strong 16 percent sequentially from Q3 and 10 percent year-over-year.

Services, which include software maintenance contracts, as well as our professional services business, were up slightly from an outstanding Q3 and 75 percent year-over-year. Channel revenues were again led by North America, which accounted for 33 percent of total revenues, as compared to 37 percent in the prior quarter. Our international business posted an outstanding quarter representing 29 percent of total company revenues well up from 19 percent in Q3. Services were 32 percent of revenues versus 35 percent in Q3, while our strategic channel was 6 percent of total revenues versus 9 percent last quarter.

Now, let's turn to our key business metrics. Across our direct and indirect channels Precise continued its emphasis on selling Precise i3. As a result, during the quarter we closed a record 42 transactions worth more than $100,000, up from our prior record of 30 similar sized deals completed last quarter. Moreover, 29 of these deals were worth more than $150,000 and 18 were for more than $200,000.

Based on worldwide direct sales results that exclude stand-alone, Savant and storage central sales, our average transaction size was $69,000, up from 62,000 last quarter driven by their higher quantity of large deals I mentioned above. Repeat purchasing continues to be one of our most important revenue drivers. Our repeat business in the fourth quarter was 61 percent of total non-OEM license sales. For the full year, repeat sales were 60 percent, a record up from 54 percent in 2001. This metric is significant and it serves as a strong endorsement of the high return on investment our customers achieved from using our solutions to enhance the performance of their business applications. It's also a great indictor of our customer satisfaction.

Now, let's focus on the rest of the income statement. Gross profits for the fourth quarter were $19.2 million, up 12 percent over the $17.2 million posted last quarter and 20 percent over the $15.9 million posted in Q4 of last year. Our blended gross margin for Q4 was 90 percent, up from 89 percent last quarter reflecting, primarily a higher license fee mix as we previously projected.

Research and development expenses were $3.2 million, up slightly from last quarter, but lower as a percentage of revenues, 15 percent versus 17 percent of revenues last quarter, due obviously to higher revenues during this quarter. Sales and marketing expenses for the quarter were 59 percent of total revenues, up from 55 percent last quarter, but below the 60 percent recorded during the fourth quarter of 2001.

Total sales and marketing expenses were $12.5 million, versus $10.7 million last quarter, representing primarily higher marketing expenses and commission and bonus costs due to higher revenues. On the marketing side, the quarter included Oracle World, which was held in November in San Francisco, and as always represented our single largest trade show presence during the year. G&A expenses were 10 percent of total revenues this quarter, or $2.2 million in absolute dollar terms, an improvement from the 11 percent of revenue recorded in Q3 and 12 percent in Q4 of last year.

From an operating income standpoint, we're proud to deliver our 12th consecutive quarter of improving operating results, as pro forma operating income totaled $1.3 million, a 24 percent improvement over last quarter's $1.1 million, and well above last year's operating profit of $538,000 for the same quarter. We are reporting this pro forma operating income net of deferred stock compensation expense, intangible asset amortization, in-process research and development and expenses related to the VERITAS merger to reflect the true financial results of our operations.

Our fourth quarter net income was $1 million or 3 cents per diluted share. This compares to our third quarter 2002 net income of $1.1 million or 4 cents per diluted share and net income of $232,000 or 1 cent per diluted share for the fourth quarter a year ago. On a pro forma basis, net income was $2.2 million or 7 cents per share compared to $2.1 million or 7 cents per share for the third quarter of 2002, and $1.6 million or 5 cents per share for the fourth quarter of 2001. Net income and pro forma net income in Q4 of this year reflect the combination of significantly improved operating income, partially offset by lower investment income from prior periods due to lower interest rates, as well as expenses related to VERITAS merger.

Weighted average shares used in these calculations were 31.4 million for the fourth quarter of 2002, 30.4 million for the third quarter of 2002 and 30.8 million for the fourth quarter of 2001. The company maintained its exceptionally strong balance sheet with a cash balance of $140 million at the end of the fourth quarter, compared with $136 million at the end of calendar 2001. Cash flow from operations of $2 million during the quarter was roughly offset by a $2.5 million investment in a company with complementary technology with i3. The accounts receivable balance at the end of the fourth quarter was $18.1 million, an increase of $2.9 million from the prior quarter's balance and up from $12.2 million a year ago.

DSO's for the fourth quarter were 77 days compared to 72 days in the third quarter. This is driven primarily by a significantly higher contribution from our international business, as well as a lower relative contribution from the OEM channel.

International revenue carries a component for VAT taxes averaging approximately 18 percent and generally higher payment terms than the U.S. The OEM mix impacts DSO because the majority of the OEM revenue is recorded one month in arrears and therefore has a DSO of zero. Deferred revenues were $9.4 million this quarter, $2.7 million higher than the 2001 year-end balance of $6.7 million.

Deferred revenues consist of maintenance contracts and a small balance of undelivered professional services contracts.

We also continued to build and strengthen our overall organization. At the end of the quarter, our total headcount was 462 people, which is up 19 percent, compared with 389 people a year ago, and up from 451 people in the prior quarter. More than half of our employees work in the sales and marketing function, including roughly, 134 quota-carrying sales people, up from 130 last quarter. As you can see, our business is performing well and we expect it to continue to do so. As we approach the close of the transaction with VERITAS, we will not be providing specific guidance. I would now like to turn the call back over to Shimon.

SHIMON ALON, PRECISE - CEO

Thank you very much, Marc. Let me continue by providing you with an update on our transaction with VERITAS. The combination of Precise and VERITAS represents an exciting opportunity for our shareholders, customers, partners and employees. We expect that VERITAS' scale and global distribution will accelerate the market penetration of our industry leading application performance and storage resource management solutions. Last week at our worldwide sales kickoff meeting, Gary Bloom, VERITAS' CEO, addressed our employees and shared the vision of the combined entity, stressing the importance of our people to the success of the new organization. I personally spent a lot of time with Gary last week and I can tell you that we're both even more excited about the future of the combined companies. By combining both companies' solutions, our customers will be able to proactively manage the performance, availability, and utilization of application and business systems, enabling them to maximize the return on their investment of the application. Industry analysts predict that this market will grow to $11 billion by 2006. We have established a joint integration team that is working to ensure the smooth integration; and to leverage the strength of both companies. While we work on the integration, we at Precise continue to focus on serving our customers and generating revenues and independent companies. In conclusion, I'd like to congratulate VERITAS and Precise team. To VERITAS, for recognizing the strategic value of our large market, unique product offering, intelligent employees worldwide. And congratulations to the worldwide Precise team for an outstanding Q4 and 2002 overall. Thank you very much. Ladies and gentlemen, we'd now like to open the call to your questions, which we will gladly address in turn.

QUESTIONS AND ANSWERS

OPERATOR

Thank you, Mr. Alon. The question and answer session will be conducted electronically. If you'd like to ask a question, please do so by pressing the star key, followed by the digit one on your touch-tone telephone. If you're on a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. We'll proceed in the order that you signal us and we'll take as many questions as time permits. Once again, please press star one on your touch-tone telephone to ask a question. We'll pause just a moment to compile our roster. We'll take our first question from Scott Haughan, with Pacific Crest.

SCOTT HAUGHAN, PACIFIC CREST SECURITIES - ANALYST

Hey. Marc, what was the guidance last quarter for revenues, op. inc., and net income?

MARC VENATOR, PRECISE - CFO

Yes, the consensus was 21.3 revenue.

SCOTT HAUGHAN, PACIFIC CREST SECURITIES - ANALYST

I know. I don't have my notes in front of me. What was the guidance ranges that you gave?

MARC VENATOR, PRECISE - CFO

I actually don't have it right in front of me, to be honest.

SCOTT HAUGHAN, PACIFIC CREST SECURITIES - ANALYST

Okay. Were there any deals over $1 million this quarter?

MARC VENATOR, PRECISE - CFO

No.

SCOTT HAUGHAN, PACIFIC CREST SECURITIES - ANALYST

And just the technology that you guys acquired for i3; what company was that? Or, are you guys at liberty to talk about it?

MARC VENATOR, PRECISE - CFO

No. I mean, I'd just say it's a small technology investment and really for competitive reasons, we're not going into any more detail than that.

SCOTT HAUGHAN, PACIFIC CREST SECURITIES - ANALYST

Okay, thanks.

OPERATOR

And we'll take our next question from Sarah Mattson, with RBC Capital Markets.

JUAN SCARLET, RBC CAPITAL MARKETS - ANALYST

Hi, guys. This is actually Juan Scarlet. I'm on for Sarah. She just stepped away. A couple of quick questions. Could you discuss the health of your relationship with EMC, given the pending acquisition by VERITAS? And also, could you just discuss the business through EMC during the fourth quarter as well as your other OEM/retail relationships?

SHIMON ALON, PRECISE - CEO

Yes. Actually, our relationship with EMC continues to be very strong, evidenced by the revenue we received during the fourth quarter. As you know, the revenue was received from EMC in the fourth quarter will be recognized by Precise in the first quarter. And without going into specifics, I can tell you this was the highest during 2002. Okay?

JUAN SCARLET, RBC CAPITAL MARKETS - ANALYST

Yes. Could you also talk about your OEM relationships with Microsoft, HP, SAP; how those businesses are going?

SHIMON ALON, PRECISE - CEO

Our business has, with all of them, been going very well. We continue to have a strong relationship with all our partners. They're all very much excited about the technology. The Microsoft technology is picking up very well. Microsoft are endorsing our technology in different forms and different venues. And don't forget that we are helping Microsoft so well with their Microsoft SQN server environment, as well as with storage resource management. Amdocs continue to be a strong partner of Precise, because it is critical to all data com to continue to manage the performance of their application and the entire sector to be very good for Precise and Amdocs. Our continued relationship with HP, SAP, and all other partners are in line with what happened, you know, what we had before. The revenue - most of them increased quarter-over-quarter and year-over-year. So, although I will say that before the announcement of the acquisition we had a very strong relationship, as a result of the announcement, both companies, VERITAS and Precise are enhancing each other's relationships with the partners.

JUAN SCARLET, RBC CAPITAL MARKETS - ANALYST

Thank you.

OPERATOR

We'll take our next question from Damian Rinaldi, with First Albany.

DAMIAN RINALDI, FAC/EQUITIES - ANALYST

Yes, could you give us some indication of what specific activity you've been involved with, with Precise, you know, besides the partner comment that you just made. Has the process of training their sales staff on your product begun? Have you cooperated in any sales situations? And can you give us any indication of the expectation for the timing of the close of that transaction?

J. BENJAMIN NYE, PRECISE - COO

Damian, this is Ben. Good question. I think, as always, you're looking further down the road than we are. What we've done so far is establish an integration office. It's actually headed by a senior VERITAS exec, as well as a couple of the Precise execs. And then there'll be a number of different groups that handle functional areas that will be dealing with those issues exactly. I think there's a lot of meet and greet in the field, but obviously, no formal collaboration as of yet. I don't know if you saw the wire today, but we just announced that we got the HSR approval - Hart-Scott-Rodino approval from the FTC. And a lot of the filings are sort of in process. But, there's a prohibition on actually jointly collaborating too closely, prior to actually having completed the merger. So, we're doing what's prudent. We're doing what's smart. And we're planning a lot to make sure the integration is smooth and successful.

DAMIAN RINALDI, FAC/EQUITIES - ANALYST

On the timing question, Ben?

J. BENJAMIN NYE, PRECISE - COO

With regard to closing the merger, we're planning to, as we said all along, close it in Q2 and I don't think there's anything that changed our viewpoint on that.

DAMIAN RINALDI, FAC/EQUITIES - ANALYST

Okay. Thank you.

OPERATOR

We'll take our next question from Tom Berquist, with Goldman Sachs.

SARAH CRYER, GOLDMAN SACHS - ANALYST

Good afternoon. It's actually Sarah Cryer, stepping in for Tom.

SHIMON ALON, PRECISE - CEO

I thought you are Sarah Mattson, you know, you are changing voices all the time.

SARAH CRYER, GOLDMAN SACHS - ANALYST

I haven't changed my name yet. Two quick questions, guys. Firstly, just in terms of verticals of trends, it sounds like you talk about a lot of telco companies this quarter. Are there any other verticals that you particularly point to?

SHIMON ALON, PRECISE - CEO

Telecom just was one of the mentioned. We had a very strong result from the financial services from the hospitality services, manufacturing, telco, and many others. As you know, the issue of application performance management cross many different industries and many different applications and our ability to address many different - have different applications and business critical applications make us very attractive to many different business sectors industry.

SARAH CRYER, GOLDMAN SACHS - ANALYST

Sure. And then, just secondly, could you give me some commentary on the competitive landscape this quarter. In particular, maybe some of the companies that people most associate with your field. So, Qwest, maybe a little bit of EMC, and Mercury Interactive, obviously, had a strong quarter as well.

SHIMON ALON, PRECISE - CEO

Of course, the quarter was not affected by the announcement from the competitive point of view. As you know, during the quarter we started to install and enjoy the revenue from the i3, the version six. There is no doubt in anybody's mind that what we do with the i3 has a value that none of the other companies is providing the same value. Don't forget that each one of them providing an important value to the customers; some in the testing area, some in the overall availability area, but as I said all along, the only company that can correlate between the URL and the SQL - the only company who can provide correlation of symptom to root cause - the only company that will work in the real-time, real-data, real-users, is Precise. Many of the companies are providing good solutions, but either they are very shallow or very narrow and they don't have the depth and the width of Precise Solutions. So therefore, the competitive position of Precise was enhanced by the introduction and the installation of the i3 version six. And we will continue to improve the competitive landscape even further after the closing of the transactions with VERITAS.

SARAH CRYER, GOLDMAN SACHS - ANALYST

Great. Okay, thanks a lot and best of luck.

SHIMON ALON, PRECISE - CEO

Thank you.

OPERATOR

We'll take our next question from John Rizzuto, with C.S. First Boston. Mr. Rizzuto, your line is open. Gentlemen, we'll check his line. We'll move on now. Our next question comes from Nitsan Hargil, with F.B.R.

NITSAN HARGIL, FBR - ANALYST

Hey, guys. Could you give us a little bit of color into international sales? They appear to have been extremely strong this quarter. Was it a few odd sales, or was it just across the board strength there?

SHIMON ALON, PRECISE - CEO

Well, there was across the board strength. As you know, Nitsan, we invested both in enhancing the number of sales people there, improving productivity and improving management. And the international team did an outstanding job. There is no one thing of significance. There are many things, as a company in general, we've seen 42 transactions over $100,000. The international team did an outstanding job over the entire year, specifically in the fourth quarter.

NITSAN HARGIL, FBR - ANALYST

Can we draw from this an inference that you're seeing strength in Europe or anything else?

SHIMON ALON, PRECISE - CEO

I would say that for Precise, we see strength in Europe. And I said it all along, that the smaller company in Europe, we will not see the impact of any economy. The only thing that will impact our ability in Europe will be our own ability to continue to leverage and build the teams over there. We are far and away from maximizing the opportunities ahead of us in Europe.

NITSAN HARGIL, FBR - ANALYST

Thank you very much, guys.

OPERATOR

And ladies and gentlemen, we'll take our last question, from Jim Mendelson, with Sound View Technology.

JIM MENDELSON, SOUNDVIEW TECHNOLOGY CORP. - ANALYST

Shimon, could you talk a little bit about stepping back for a second, the broader IT spending climate and whether or not you're seeing any signs of change or your thoughts on that subject? And also, comment briefly on the selling cycle for the direct side of the business.

SHIMON ALON, PRECISE - CEO

Yes, what I said all along, since everybody saw the economic conditions, we believe that there are different economic conditions today than we saw three years ago. The key to companies like us is to focus on where you can get the deals, rather than where you cannot get it. And what we saw --and we say that nothing changed - that the large investment in critical application, such as Oracle Applications, SAP, and CRM application, the issues of server consolidation. If you go to any company today, you see a major project of server consolidations. You see people moving into upgraded or updated levels of new applications, such as PeopleSoft 8, Siebel, thin clients and alike. So, there are many dynamics that change the customer's requirements to improve his performance. First, to improve the performance of his business, and second, to improve the performance of the applications that support the business. And again, for Precise, because we are not really providing infrastructure - we are providing the applications performance solutions, we don't see a major decline in needs. We actually see higher needs today than we saw before. And our job - and now I'm going into the direct sales force - is to be able to identify those people who are either proactively or reactively see the thing, see the value, understand that they need to improve the performance of their application, and therefore, they're willing to invest. Even if they don't have it in the budget all the time, they will find the sources by either replacing certain things, consolidating certain things, and find sources to invest in Precise. I think our 21st consecutive quarter of revenue growth, mainly in 2001 and 2002, shows the economic conditions result impact companies like this size, to focus on maximizing return on investment. Or if companies that can show a very quick return on investment, which is even more important.

JIM MENDELSON, SOUNDVIEW TECHNOLOGY CORP. - ANALYST

Thank you.

OPERATOR

That does conclude today's question and answer session. At this time I'll turn the call back over to Mr. Alon for any closing comments.

SHIMON ALON, PRECISE - CEO

Okay, thank you very much, everybody, for taking the time to participate in our call today. I would like, again, to thank all the shareholders of Precise for supporting us for the past several years as a public company. I would like also to thank our customers, who should expect Precise, together with VERITAS to be a stronger company. And we'll continue to invest in supporting our customers and developing new and exciting solutions for them in the future. And finally, I would like to thank all our employees for their dedication and hard work. The Precise team should be very proud today, as very few companies have operated with revenue growth of 21 consecutive quarters. I am personally, truly, very impressed. This concludes our call. And thank you, everybody and have a good evening.

OPERATOR

This does conclude today's conference call. We appreciate your participation. You may disconnect at this time.